Exhibit 99.1

PRESS RELEASE

TESMA ANNOUNCES STRONG PERFORMANCE FOR
FISCAL 2002 STUB PERIOD
DESPITE IMPAIRMENT WRITE-DOWN

February 20, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fueling systems components, modules and systems for the automotive industry, today reported financial results for the two and five-month periods ended December 31, 2002.

	Two Months Ended December 31		Five Months Ended December 31
(Canadian dollars in millions except per share and share figures)
	2002	2001	2002	2001
Sales	$ 235.2	$ 198.3	$ 627.0	$ 515.2
Income before income taxes	$ 7.6	$ 12.2	$ 47.2	$ 45.1
Net income	$ 4.0	$ 6.6	$ 32.6	$ 28.6
Operating cash flow	$ 17.7	$ 17.6	$ 73.5	$ 53.0
Diluted earnings per share	$ 0.12	$ 0.22	$ 1.00	$ 0.97
Weighted average number of shares outstanding on a diluted basis (in millions)	32.4	29.6	32.5	29.6

Year End Change

As previously reported, the Company changed its fiscal year end from July to December, effective December 31, 2002. This change will enable the Company's financial performance to be compared more readily to that of its peer group in the global automotive industry.

Impairment of Long-Lived Assets

As previously announced on February 3, 2003, we completed a review of the long-lived asset group at our Eralmetall die casting facility in accordance with newly adopted accounting rules in Canada. As a result of this review, we recorded an $18.8 million write-down of the carrying value of the long-lived asset group at Eralmetall to fair value and recorded an associated impairment loss against earnings in the two and five-month periods ended December 31, 2002 totaling $13.2 million, net of applicable taxes. The impact of this impairment loss on diluted earnings per share for the two and five-month periods ended December 31, 2002 was approximately $0.41. The results of this subsidiary and the associated impairment loss are included in our European Automotive segment (Note 5).

Consolidated Results

For the two-month period, sales were up 19% to $235.2 million. Although overall North American vehicle production volumes were down by 5% in the period to 2.3 million units, our largest customer, General Motors, actually increased production by 3% over the same two months last year. Our sales growth was also achieved from increases in our North American and European content per vehicle to $61.58 and 15.74, respectively (from $54.73 and 12.70, respectively, a year ago), a $6.9 million increase in tooling sales to $18.9 million, a strengthening of the euro versus the Canadian dollar and continued growth in export sales. Sales for the five-month period increased 22% to $627.0 million as our content per vehicle in North America and Europe increased to $59.07 and 16.53, respectively (from $52.58 and 14.23, respectively, a year ago) and vehicle production volumes increased by 3% in both North America and Europe to 6.8 million and 6.3 million units, respectively (from 6.6 million and 6.1 million units, respectively, a year ago). For the five-month period, the strengthening of the euro versus the Canadian dollar increased our reported sales by over 2%.

For the two-month period, income before income taxes decreased by 38% to $7.6 million from $12.2 million a year ago, entirely due to the impairment loss at Eralmetall discussed above. Excluding this loss, income before income taxes would have been $26.4 million, an increase of 116% over a comparatively weak period in the prior year. This increase reflects various factors, including higher content on some of our existing and newly launched production programs, operating efficiencies, improved capacity utilization and labour productivity at certain facilities, lower interest expense and $1.3 million of transaction costs recorded in the prior year associated with the proposed Magna Steyr merger transaction (abandoned in December 2001). These positive effects were partially offset by higher operating costs at certain facilities in the midst of, or preparing for, significant new program launches, increased depreciation on additional investments in capital assets for new business and higher selling, general and administrative (S,G&A) costs. Net income for the two-month period decreased 39% to $4.0 million from $6.6 million a year ago, once again reflecting the impact of the impairment loss at Eralmetall, net of tax.

For the five-month period, income before income taxes increased 5% to $47.2 million compared to $45.1 million last year, despite the impairment loss at Eralmetall recognized in the last two months. Excluding this loss, income before income taxes would have increased by 46% to $66.0 million. We achieved this pretax growth from higher vehicle content levels, an increase in North American production volumes (fueling the 22% year-over-year sales increase), operating improvements and efficiencies at certain facilities, and the Magna Steyr merger costs in the prior year. These positives were partially offset by higher launch costs, continued investments in product engineering and R&D, increased depreciation and S,G&A costs, and higher operating losses at Eralmetall. For these reasons, and the positive impact of the $2.9 million in tax refunds recorded in the first quarter, net income for the five-month period increased to $32.6 million from $28.6 million in the same period last year.

Reflecting the impact of the $0.41 per share impairment loss, diluted earnings per share for the two and five-month periods ended December 31, 2002, were $0.12 and $1.00, respectively, compared to $0.22 and $0.97, respectively, last year.

North American Operations

We operate 15 manufacturing facilities in North America (13 in Canada and 2 in the U.S.) with 3,500 employees. For the two-month period, our North American operations reported sales of $178.5 million, up 13% from $158.1 million in the prior year. For the five-month period, sales were $490.4 million, an increase of 20% over the prior year. Sales growth was fueled by the increase in our North American content per vehicle (to $59.07) which includes higher volumes of the GM L850 engine program, as GM added this engine to its J-Car vehicle platforms (including the Chevrolet Cavalier, Pontiac Sunfire and Saturn Ion models) for the 2003 model year. Also, significant program launches, including production of a water pump assembly for Honda's redesigned Accord and a complex new oil pump assembly for Ford's 5R110 transmission (initially being used in a diesel engine application for Ford's heavier duty F-Series trucks) substantially increased sales. In addition, the sales increase also reflects increased volumes on the GM GenIII and Line 6 engine programs, Ford's Modular V8 engine program, and various water management, tensioner, alternator decoupler and other product programs.

For the two-month period, income before income taxes increased 78% from $13.1 million to $23.3 million due to an improvement in our gross margin on higher sales levels (including operating improvements at our North American die cast facility), lower interest expenses and the Magna Steyr merger costs provided for in the prior year. This increase, however, was partially offset by higher depreciation charges, S,G&A costs and affiliation fees paid to Magna. Income before income taxes for the five-month period increased by 49% to $63.4 million, compared to $42.6 million a year ago.

European Operations

Our 5 European operations, located in Germany and Austria, employ 1,200 employees. For the two-month period, sales from these operations increased 40% from $36.8 million in the prior year to $51.5 million, despite flat vehicle production volumes. For the five-month period, sales increased 31% to $124.7 million compared to the same period last year. The growth in sales and our content per vehicle (to 16.53) reflects the launch of new fuel tank assembly programs for Volvo and the VW Group and new fuel filler pipe programs for Ford, Volvo and the VW Group. The sales increase also reflects higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and adaptor extensions supplied to General Motors (Opel) that were launched in the latter half of fiscal 2002. A strengthening of the euro relative to the Canadian dollar also caused translated sales to increase by approximately $11.6 million in the five-month period compared to last year.

For the two-month period, income before income taxes decreased from a loss of $0.6 million a year ago to a loss of $16.0 million. For the five-month period, income before income taxes, declined from income of $3.0 million to a loss of $16.4 million. The decrease in both periods is due primarily to the $18.8 million impairment loss on long-lived assets at Eralmetall, combined with a provision, booked in the first quarter, for the expected cost to supply replacement parts to a customer at our cost. Engineering and development costs incurred for future production programs, increases in operating and support costs for new program launches and higher operating losses at Eralmetall also contributed to the decrease in income before income taxes.

Other Operations

Our 2 manufacturing facilities located in South Korea and one facility located in Brazil employ 200 people. Sales for the two-month period were up 59% to $9.4 million from $5.9 million a year ago. For the five-month period, sales increased by 43% to $22.0 million from $15.4 million last year. The increase for both the two and five-month periods is due primarily to newly-launched front cover and water pump programs for Renault-Nissan-Samsung's new SM3 engine program, higher exports to Europe (including a new oil pump for the PSA Group) and North America, a strengthening of the Korean won versus the Canadian dollar and the commencement of limited production runs in Brazil.

Driven primarily by the increased sales and resulting additional margin, income before income taxes for this segment increased to $0.4 million for the two-month period (versus a loss of $0.3 million a year ago) and $0.2 million for the five-month period (versus a loss of $0.5 million last year).

Cash Flow

Cash provided from operations, excluding changes in non-cash working capital, increased by $0.1 million in the two-month period to $17.7 million and by $20.5 million to $73.5 million in the five-month period. For the two-month period, cash provided from operating activities was $5.0 million compared to $1.4 million last year. Investment activities included $20.8 million for capital and other asset additions (net of disposals), up from $17.2 million for the two-month period last year. For the five-month period, spending for investing activities was down $13.7 million to $43.5 million from $57.2 million last year, largely due to delayed program spending in the first quarter. Cash provided from financing activities was $8.3 million in the two-month period versus $15.8 million a year ago. For the five-month period, cash provided from financing activities increased to $33.4 million compared to $13.5 million used a year ago. This net $46.9 million increase is due to increased bank indebtedness levels at our Austrian subsidiary and higher levels of outstanding cheques drawn against our North American bank accounts at December 31, 2002.

For the five-month period, an increase in the amount of non-cash charges (mainly the Eralmetall non-cash impairment loss and higher depreciation, offset partially by future taxes) and a decline in the amount of cash invested in non-cash working capital increased cash provided by operating activities to $44.8 million compared to $19.0 million in the same period last year.

Our cash balances, net of bank indebtedness, at December 31, 2002 were $139.6 million, a decrease of $7.1 million since July 31, 2002, due to continued investments in capital and other assets (net of disposals), the payment of dividends and the scheduled repayments of long-term debt. Cash provided from operating activities was $73.5 million for the five-month period.

Dividends

Today, our Board of Directors declared a dividend in respect of the two-month period ended December 31, 2002 of $0.11 per share on the Class A Subordinate Voting and Class B Shares, payable on or after March 14, 2003 to shareholders of record on March 3, 2003.

Change in Reporting Currency

The previously announced change in our reporting currency to the U.S. dollar becomes effective January 1, 2003 and we will commence reporting on this basis for our first quarter ending March 31, 2003.

Outlook

During the two-month period ended December 31, 2002, North American OEM production volumes were 2.3 million units, down 5% from the prior year, and the "New Domestics" increased market share at the expense of the "Big Three"' (especially Ford and DaimlerChrysler). The use of low interest rate financing and other consumer incentive campaigns by the "Big Three" has been waning, to the extent that in January 2003, there was a clear attempt by the largest North American OEMs to reduce the costly use of incentives. At the same time, dealer inventories have risen to levels well above those in the prior year, especially in the all-important pick-up truck and SUV segments for Ford and General Motors. Considering these higher inventory levels, the demonstrated efforts by the "Big Three" to reduce the use of incentives and the moderately negative outlook expressed in many recent industry forecasts, we expect a weakening in North American vehicle production in the 2003 calendar year by 3% to approximately 16.0 million units. In Europe, we expect production levels to remain consistent with the prior year at approximately 16.2 million units. At these levels of production, we project sales for our 2003 calendar year to increase in the range of 10% over the 2002 calendar year. In addition, we anticipate capital spending for the 2003 calendar year to be in the range of $150 million as we continue to invest for new business growth.

"Excluding Eralmetall, our five-month performance was quite strong," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "We had many accomplishments during this short period, including significant content per vehicle growth in both of our major markets, successful launches of complex and technologically-advanced products in each of our Technology Groups and important new business wins. The period, however, was not without its disappointments, as we were required to report a sizeable impairment loss at Eralmetall. Our evaluation of Eralmetall continues, and we are currently exploring various alternatives to achieve our strategic and economic objectives. Regardless of the outcome of that evaluation, we remain focused on the goal of making Tesma the preeminent global powertrain systems supplier, which includes expanding our capabilities in each of the North American, European and Asian Pacific automotive markets."

Tesma employs approximately 4,900 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and three focused R&D centres in each of our Engine, Transmission and Fuel Technologies groups.

Tesma will hold a conference call on February 21, 2003 at 2:00 p.m. EST to discuss its results for the two and five-month periods ended December 31, 2002. The numbers for this call are 416-641-6685 (local/overseas) or 1-888-243-1745 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on March 7, 2003. The numbers for the replay are 416-626-4100, reference number 21097089 (local/overseas) or 1-800-558-5253, reference number 21097089 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30 day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: industry cyclicality and seasonality; customer pricing pressures, pricing concessions and cost absorptions; our relationships with and dependence on certain customers; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; warranty, recall and product liability costs and risks; currency exposure; environmental matters; trade and labour relations; energy prices; technological developments by our competitors; government and regulatory policies; global economic conditions; and changes in the competitive environment in which we operate. For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. In addition, our ongoing evaluation of the viability of the operations of Eralmetall (expected to be concluded in the first half of 2003) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information please contact: Anthony E. Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tony.dobranowski@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars in thousands)

As at December 31, 2002 (audited)
		As at July 31, 2002 (audited) (restated)
ASSETS Current assets:
Cash and cash equivalents	$211,859	$176,759
Accounts receivable (Note 7)	229,288	198,383
Inventories	117,511	105,829
Future tax assets	298	7,263
Prepaid expenses and other	12,873	12,302
	571,829	500,536
Capital assets (Notes 3 & 7)	428,337	429,626
Goodwill (Note 4)	21,345	20,774
Other assets (Note 3)	7,864	8,603
Future tax assets	705	1,003
	$1,030,080	$960,542

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
Bank indebtedness	$72,281	$30,053
Accounts payable (Note 7)	121,666	106,316
Accrued salaries and wages	32,961	42,128
Other accrued liabilities (Note 7)	37,883	36,098
Dividends payable	5,099	-
Income taxes payable	15,022	7,448
Future tax liabilities	1,028	19,368
Long-term debt due within one year	2,822	4,420
	288,762	245,831
Long-term debt	74,602	75,172
Future tax liabilities	23,280	20,269

SHAREHOLDERS' EQUITY Class A Subordinate Voting Shares, authorized: unlimited (Note 6) (issued: 18,110,429; July 31, 2002 - 18,074,779)	$287,427	$287,027
Class B Shares, authorized: unlimited (Note 6) (issued: 14,223,900; July 31, 2002 - 14,223,900)	2,583	2,583
Retained earnings	340,008	317,643
Currency translation adjustment	13,418	12,017
	643,436	619,270
	$1,030,080	$960,542

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Canadian dollars in thousands, except share and per share figures)

	TWO MONTHS ENDED December 31		FIVE MONTHS ENDED December 31
	2002 (unaudited)	2001 (unaudited)	2002 (audited)	2001 (unaudited)
Sales (Note 7)	$235,233	$198,320	$627,018	$515,227
Cost of goods sold (Note 7)	177,819	159,829	486,631	406,874
Selling, general and administrative (Notes 7 and 8)	16,965	13,642	38,225	32,318
Depreciation and amortization	11,441	9,573	28,240	23,279
Impairment loss on long-lived assets (Note 3)	18,811	-	18,811	-
Affiliation fees and other charges (Note 7)	2,302	2,349	7,428	6,286
Interest, net (Note 7)	255	714	493	1,389
Income before income taxes	7,640	12,213	47,190	45,081
Income taxes	3,630	5,634	14,558	16,446
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	4,010	6,579	32,632	28,635
Retained earnings, beginning of period	341,097	269,607	317,643	252,435
Dividends on Class A Subordinate Voting Shares and Class B Shares	(5,099)	(4,688)	(10,267)	(9,371)
Cumulative adjustment for change in accounting policy (Note 2 (b))	-	-	-	(201)
Retained earnings, end of period	$340,008	$271,498	$340,008	$271,498
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted	$ 0.12 $ 0.12	$ 0.22 $ 0.22	$ 1.01 $ 1.00	$ 0.98 $ 0.97
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted	32.3 32.4	29.3 29.6	32.3 32.5	29.3 29.6

See accompanying notes

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars in thousands)

	TWO MONTHS ENDED December 31		FIVE MONTHS ENDED December 31
	2002 (unaudited)	2001 (unaudited)	2002 (audited)	2001 (unaudited)
CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES Net income	$4,010	$6,579	$32,632	$28,635
Items not involving current cash flows	13,658	11,056	40,828	24,376
	17,668	17,635	73,460	53,011
Net changes in non-cash working capital	(12,630)	(16,193)	(28,709)	(34,023)
	5,038	1,442	44,751	18,988

INVESTING ACTIVITIES Capital asset additions (Note 7)	(20,615)	(17,440)	(44,562)	(58,236)
Increase (decrease) in other assets	(168)	3	(798)	(45)
Increased investment in subsidiaries (Note 4)	-	(1)	(800)	(1)
Proceeds on disposal of capital and other assets (Note 7)	-	235	2,674	490
Cash and cash equivalents acquired on additional investment in subsidiary	-	599	-	599
	(20,783)	(16,604)	(43,486)	(57,193)

FINANCING ACTIVITIES Increase (decrease) in bank indebtedness	9,798	16,650	40,801	(7,147)
Issuance of Class A Subordinate Voting Shares	357	335	400	335
Dividends on Class A Subordinate Voting Shares and Class B Shares	-	-	(5,168)	(4,683)
Repayments of long-term debt	(1,808)	(1,206)	(2,643)	(2,145)
Issues of long-term debt	-	-	-	124
	8,347	15,779	33,390	(13,516)
Effect of exchange rate changes on cash and cash equivalents	1,169	62	445	1,414
Net increase (decrease) in cash and cash equivalents during the period	(6,229)	679	35,100	(50,307)
Cash and cash equivalents, beginning of period	218,088	44,717	176,759	95,703
Cash and cash equivalents, end of period	$211,859	$45,396	$211,859	$45,396

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended July 31, 2002, as contained in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at December 31, 2002 and the results of operations and cash flows for the two-month and five-month periods ended December 31, 2002 and 2001.

2. Accounting Changes
(a) In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and other Stock-based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees (including those granted to directors not acting in their capacity as directors) must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for valuing all stock-based compensation granted to employees and directors (acting in their capacities as directors). Specifically, the fair value method does not have to be applied to option plans where the only choice for the employee is to pay the exercise price and obtain stock. The new standard only applies to awards granted on or after the adoption date. The Company has prospectively adopted CICA 3870 effective August 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method and disclose proforma earnings as prescribed by the standard. The adoption of CICA 3870 had no effect on the Company's reported earnings for the two and five-month periods ended December 31, 2002.

(b) In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". The most significant change under the new recommendations is the elimination of the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income. Effective August 1, 2002, the Company adopted these new recommendations on a retroactive basis with restatement of prior periods.

Net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the two and five-month periods ended December 31, 2001 remained substantially unchanged after the retroactive application of the new rules.

(c) Long-lived assets are assets that do not meet the definition of a current asset. In December 2002, the CICA approved and issued Handbook Section 3063, "Impairment of Long-Lived Assets" (CICA 3063) which establishes standards for the consideration and potential recognition, measurement and disclosure for an impairment in the carrying value of long-lived assets held for use.

Under CICA 3063, an impairment loss should be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair values. An asset is considered to be impaired if the estimated undiscounted future cash flows attributable to the asset are less than the associated carrying amount. When an asset is impaired in accordance with the above test, an impairment loss is measured and recognized as the excess, if any, of the carrying value of the asset over the respective fair value. The Company has elected to implement the new rules earlier than the date required under the standard and adopt them on a prospective basis effective August 1, 2002.

During the current period, an impairment loss was recorded on the long-lived asset group at a foreign subsidiary as fully described in Note 3.

3. Long-Lived Assets
In accordance with the new recommendations of CICA 3063 under Canadian GAAP, the Company is required to consider whether factors exist that would indicate that there is a potential impairment in the carrying value of any long-lived assets of the consolidated entity. Among other factors, the projected future operating losses following the launch of new business at the Company's German die-casting facility, combined with current and historical operating losses, prompted the initiation and completion of a review for impairment of the $32.2 million carrying value of capital and other long-lived assets (asset group) of this subsidiary. In the initial step of the review, the estimated future undiscounted cash flows attributable to the asset group were determined to be less than their carrying value thus providing an indication of impairment.

An impairment loss was then measured as the excess of the carrying value of the asset group over its estimated fair value. The group of assets reviewed consisted mainly of the machinery, equipment, land and buildings of this subsidiary. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach which estimates value based on what a prudent investor would invest to reproduce the assets with a similar application or utility. Utilizing these approaches, the fair value of the asset group was determined to be approximately $13.4 million. As a result, the Company recorded an $18.8 million write-down of the carrying value of the respective assets of this subsidiary to their estimated fair values and recorded an impairment loss in the five-month period ending December 31, 2002 totaling $13.2 million, net of applicable taxes. The results of this subsidiary and the associated impairment loss are included in the European Automotive segment of the Company's operations (Note 5).

4. Business Acquisitions
Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $4.0 million in respect of the five-year period commencing February 1, 1998 if Sterling Heights achieves certain predetermined levels of earnings. The Company has recognized the full $4.0 million in additional purchase consideration to December 31, 2002 [July 31, 2002 - $3.2 million] as earnings have exceeded the predetermined levels in each of the five years.

5. Segmented Information
The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those describe in Note 1 to the July 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosure:

Two months ended:

December 31, 2002	North American Automotive	European Automotive	Other Automotive	Total
	[Canadian dollars in thousands]
Total Sales	$178,534	$51,489	$9,400	$239,423
Intersegment sales	2,048	2,041	101	4,190
Sales to external customers	$176,486	$49,448	$9,299	$235,233
Depreciation and amortization	$7,944	$2,665	$832	$11,441
Interest, net	$(266)	$269	$252	$255
Income before income taxes (Note 3)	$23,304	$(16,025)	$361	$7,640
Capital assets, net (Notes 3, 7 & 8)	$310,180	$77,012	$41,145	$428,337
Capital asset additions (Note 7)	$14,409	$2,269	$3,937	$20,615
Goodwill, at carrying value	$20,399	$946	$-	$21,345
December 31, 2001

Total Sales	$158,105	$36,751	$5,912	$200,768
Intersegment sales	2,099	349	-	2,448
Sales to external customers	$156,006	$36,402	$5,912	$198,320
Depreciation and amortization	$7,155	$1,715	$703	$9,573
Interest, net	$328	$173	$213	$714
Income before income taxes (Note 2 (b))	$13,081	$(564)	$(304)	$12,213
Capital assets, net (Note 7)	$285,293	$71,811	$35,789	$392,893
Capital asset additions (Note 7)	$13,428	$2,911	$1,101	$17,440
Goodwill, at carrying value	$19,116	$1,361	$-	$20,477

Five months ended:

December 31, 2002	North American Automotive	European Automotive	Other Automotive	Total
	[Canadian dollars in thousands]
Total Sales	$490,392	$124,707	$21,984	$637,083
Intersegment sales	7,326	2,638	101	10,065
Sales to external customers	$483,066	$122,069	$21,883	$627,018
Depreciation and amortization	$20,351	$5,882	$2,007	$28,240
Interest, net	$(491)	$390	$594	$493
Income before income taxes (Note 3)	$63,370	$(16,393)	$213	$47,190
Capital assets, net (Note 7)	$310,180	$77,012	$41,145	$428,337
Capital asset additions (Note 7)	$31,386	$7,364	$5,812	$44,562
Goodwill, at carrying value	$20,399	$946	$-	$21,345
December 31, 2001

Total Sales	$410,041	$95,146	$15,388	$520,575
Intersegment sales	4,402	946	-	5,348
Sales to external customers	$405,639	$94,200	$15,388	$515,227
Depreciation and amortization	$17,263	$4,209	$1,807	$23,279
Interest, net	$449	$332	$608	$1,389
Income before income taxes (Note 2 (b))	$42,582	$2,965	$(466)	$45,081
Capital assets, net (Note 7)	$285,293	$71,811	$35,789	$392,893
Capital asset additions (Note 7)	$46,897	$9,229	$2,110	$58,236
Goodwill, at carrying value	$19,116	$1,361	$-	$20,477

6.    Capital Stock

(a) Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at July 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
	Number of Shares	Consideration	Number of Shares	Consideration
	(Canadian dollars in thousands, except shares)
Balance, July 31, 2002	18,074,779	$287,027	14,223,900	$2,583
Exercise of incentive stock options	35,650	400	-	-
Balance, December 31, 2002	18,110,429	$287,427	14,223,900	$2,583

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 11 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price

Balance, July 31, 2002	1,251,000	$10.50-$29.40	$23.33
Granted [i]	44,500	$31.74	$31.74
Exercised	(35,650)	$10.50-$26.00	$11.22
Expired	(10,000)	$26.00	$26.00
Balance, December 31, 2002	1,249,850	$10.50-$31.74	$23.96
Exercisable at December 31, 2002	837,550	$10.50-$31.74	$22.54

[i] On August 21, 2002, 34,500 options to purchase Class A Subordinate Voting Shares at an exercise of $31.74 were granted to employees and a further 10,000 were granted to directors, acting in their capacity as directors. The options granted to employees vested 20% on the grant date with the remaining 80% to vest equally on August 1, 2003, 2004, 2005, and 2006. The options granted to directors vested 50% on the grant date with the remaining 50% to vest on August 1, 2003.

The Company has elected to continue to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by CICA 3870. Under this standard, when stock options are issued to non-employees or to directors for services provided outside of their role as directors, the Company must report compensation expense.

As required under the new standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. As prescribed in CICA 3870, the new recommendations are to be applied to awards granted on or after the date of adoption. Accordingly, the Company has estimated the fair value of the options granted in the five-month period ending December 31, 2002 using the following weighted average assumptions:

Risk free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life options (years)	5

The Black Scholes option value model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share for the five-month period ended December 31, 2002, after valuing all stock options issued on or after the date of adoption, would have been as follows:

[Canadian dollars in thousands, except per share figures]

Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$32,509
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$ 1.01
Diluted	$ 1.00

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at December 31, 2002 were exercised.

Number of Shares

Class A Subordinate Voting Shares outstanding at December 31, 2002	18,110,429
Class B Shares outstanding at December 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,249,850
33,584,179

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares of which 10,000 are reserved and unoptioned as at December 31, 2002.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, established during fiscal 2000, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. One DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company has historically recorded each allocation of units issued as compensation expense and has recorded the associated liability in the period they are issued. The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's shares. The accounting treatment currently utilized for this plan is in accordance with the recommendations under CICA 3870 and therefore the issuance of the new standard has no impact.

During the five-month period ended December 31, 2002, no amounts were recorded as compensation expense (including revaluation of the DSUs to their fair values at December 31, 2002) and $0.2 million (five-month period ending December 31, 2001 - $nil) was paid out under this plan. At December 31, 2002, there were 19,551 DSUs (July 2002 - 23,185) having a total value of $0.5 million (July 31, 2002 - $0.7 million) that were issued and outstanding.

7. Related Party Transactions
The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control as follows:

	Two Months Ended December 31		Five Months Ended December 31
	2002	2001	2002	2001
[Canadian dollars in thousands]

Sales [i]	$1,732	$3,209	$5,874	$8,843
Purchases of materials [i]	$532	$955	$1,626	$2,465
Rental of manufacturing facilities	$214	$225	$535	$573
Affiliation fee [ii]	$2,226	$1,983	$6,144	$5,152
Social fee [iii]	$81	$183	$683	$676
Other specific charges [iv]	$(6)	$183	$600	$458
Interest	$3	$3	$13	$10
Construction management fees [v(a)]	$-	$-	$-	$225

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	December 31, 2002	July 31, 2002
[Canadian dollars in thousands]
Accounts receivable [i]	$1,549	$2,484
Accounts payable and other accrued liabilities [i]	$4,878	$6,560

[i] Sales to and purchases from Magna and other companies under Magna's control and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

[ii] The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management resources and the collaboration and sharing of best practices such as new management techniques, employee benefits and programs, and marketing and technological initiatives. An extension of this agreement was negotiated with Magna, effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009. Under the terms of the negotiated extension, affiliation fees payable to Magna will continue to be calculated as one percent of the Company's consolidated net sales. However, the new agreement provides for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

[iii] Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies including the Company. The Company agreed to renew the social fee agreement with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

[iv] Other specific charges are negotiated annually and are based on the level of benefits or services provided by Magna Services Inc. ("Serviceco") a wholly-owned subsidiary of Magna to the Company. The services that are provided include, but are not limited to: information technology (WAN infrastructure and support services), human resources services, (including administration of the Employee Equity Participation Plan and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services.

[v] Other transactions

a)       During fiscal 2002, the Company embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three other manufacturing facilities and the construction of a new corporate office, which were all sourced through a wholly-owned subsidiary of Magna. For the five months ended December 31, 2001, total costs approximating $20.3 million were billed by this subsidiary for these projects, of which $20.1 million was billed on a cost recovery basis and $0.2 million was billed as construction management fees (including carrying charges). During the five-month period ended December 31, 2002, a further $0.1 million was billed by this subsidiary for these projects on a cost recovery basis. As fully described in Note 9, subsequent to December 31, 2002, the Company sold some of these properties, including the applicable parcels of land, to Magna in a sale-leaseback transaction.

b)       Effective August 1, 2002, the Company transferred certain assets and activities of its non-product-related research and development operations to Magna for total proceeds approximating $2.1 million.

c)       During the two-month period, the Company purchased $nil (two months ended December 31, 2001 - $0.3 million) of products and services from, sold $0.2 million (two months ended December 31, 2001 - $nil) of products and services to, and advanced $0.2 million to a company owned by the Vice Chairman and CEO of the Company. In the fiscal 2002 stub period, purchases from and sales to this company were $0.1 million (December 31, 2001 - $0.5 million) and $0.2 million (December 31, 2001 - $0.1 million), respectively, and $0.2 million was advanced. At December 31, 2002, $0.8 million (July 31, 2002 - $0.2 million) was recorded as a net receivable from this company.

d)       During the period, the Company purchased $nil (December 31, 2001 - $0.1 million) of services from companies affiliated with certain members of the Company's Board of Directors.

e)       In the five-month period ending December 31, 2001, subsequent to the announced abandonment of the proposed merger of the Company and the Magna Steyr Group, $1.3 million of merger costs were expensed as part of selling, general and administrative costs.

8.  Foreign Exchange

The Company continues to account for foreign exchange as detailed in the "Significant Accounting Policies" in the Company's audited consolidated financial statements for the year ended July 31, 2002 contained in the Company's 2002 Annual Report, except as described in Note 2(b).

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	Two Months Ended December 31		Five Months Ended December 31
	2002	2001	2002	2001
[Canadian dollars in thousands]

Foreign exchange gains (losses)	$(1,943)	$ 377	$ (784)	$1,368

9.  Subsequent Event Sale-Leaseback Transaction with Magna

On January 31, 2003, Tesma completed a sale-leaseback transaction with Magna International Developments Inc. (MID), a wholly-owned subsidiary of Magna, on property consisting of all the land and buildings on the corporate campus which includes the corporate office building and the lead manufacturing facilities in each of our Engine and Transmission Technologies Groups. This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreements, the entire corporate campus with a carrying value of $36.0 million was sold to MID for cash proceeds approximating fair value which totaled $38.2 million. The gain of $2.2 million resulting from the sale will be deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, Tesma then entered into agreements to lease the properties from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and will make lease payments totaling $3.5 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to the Company on account of this project were refunded.

10.  Comparative Figures

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.